SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 21, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

To the Comisión Nacional de Valores 25 de mayo 175, 3rd Floor Buenos Aires	Buenos Aires, December 21, 2011

Banco Macro S.A. (the “Bank”) informs that on December 20th, 2011 the controlling shareholders of the Bank, Mr. Jorge Horacio Brito and Delfin Jorge Ezequiel Carballo, and the member of the board of directors of the bank Mr. Jorge Pablo Brito, have jointly acquired from Fintech Energy LLC 9,034,774 Class B common shares and 513,826 Class A common shares of Emgasud S.A. The shares were divided among the purchasers as follows: (i) Jorge Horacio Brito 3,011,591 Class B common shares and 171,275 Class A common shares, (ii) Jorge Pablo Brito 3,011,591 Class B common shares and 171,275 Class A common shares, and (iii) Delfín Jorge Ezequiel Carballo 3,011,592 Class B common shares and 171,276 Class A common shares.

Pursuant to the above mentioned acquisition, the new shareholders hold in the aggregate 20.27% of the capital stock and votes of Emgasud S.A. and have the right to  appoint  two (2) directors and two (2) alternate directors. Consequently, following this acquisition the Bank will consider Emgasud as "related party" pursuant to provisions of Section73 of Argentine Law 17,811.

The following is a description of the current transactions between the Bank and Emgasud SA:

The Bank is a creditor to Emgasud S.A. pursuant to an overdraft checking account agreement, which has an outstanding principal of AR$2,100,000 and has is renewable every 30-days

The Bank is a creditor pursuant to a leasing agreement with Emgasud S.A., which outstanding  principal amount is AR$27,846.46 and matures on January 14, 2012.

The Bank issued a Stand-by Letter of Credit for an amount of US$9,000,000 in favor of General Electric that guarantees payments to be made by Emgasud S.A. under certain turbine leasing agreements, and will expire on May 30th, 2012. The obligation of Emgasud S.A. to reimburse the Bank under letter of credit is secured by a first-rank pledge on the shares of Emgasud S.A. owned by Fides Group S.A., and by a guarantee of such shareholder.

The Bank is creditor of a loan to Emgasud S.A., which current outstanding capital is AR$3,500,000 and matures on December 28, 2011. The loan is guaranteed by a privilege first-rank pledge on the shares of Emgasud S.A. owned by Fides Group SA, and by a guarantee of such shareholder.

The Bank holds Series II Notes of Emgasud S.A. for a current outstanding amount of  US$5,053,407, which bear interest at a rate of 14% per annum (and at a rate of 11%  per annum following the eighteenth month from the issue date), and have a final maturity on September 30th, 2017.  Series II Notes are guaranteed by the assignment of the collections of certain electricity sales to CAMMESA and by a pledge of four electricity generation  units affected to the issuer’s project “Energía Distribuida”.

The Bank holds Series III Notes of Emgasud S.A. for a current outstanding amount of  US$5,500,000, which bear interest at a rate of 14% per annum (and at a rate of 11%  per annum following the eighteenth month from the issue date), and have a final maturity on September 30th, 2015.  Series III Notes are guaranteed by the assignment of the collections of certain electricity sales to CAMMESA and by a pledge of four electricity generation  units affected to the issuer’s project “Energía Distribuida”.

The Bank holds Notes jointly issued by Emgasud S.A. and Emgasud Renovables S.A. for an outstanding  amount of US$2,.500,000, which bear interest at an annual rate of 13,75%, and have a final maturity on September 30th, 2017. Such Notes are secured by first-rank pledge on 349,321, Class A shares and second-grade pledge on 19,647,074 Class A shares of Emgasud S.A. and guaranteed by Fides Group S.A.

Our subsidiary Macro Bank Limited holds Series V Convertible Subordinated Notes for an outstanding  amount of  US$11,000,000, which bear interest at an annual rate of 13.75%, and have a final maturity on December 30th, 2015. The Notes are convertible into Class A preferred shares of Emgasud S.A. The Notes are secured by a second-rank pledge on 19,647,074 Class A shares owned by Fides Group SA and a first-rank pledge on the remaining shares of Emgasud S.A. The Notes are also guaranteed by a limited guaranty issued by each of the shareholders of Emgasud.

In case of any doubt or inquiry, please contact me.

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 21, 2011
MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director